Exhibit 12.1

Odyssey Marine Exploration, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Ten Months Ended December 31,	Fiscal Year Ended December 31,				Nine Months Ended September 30,
	2004 (1)	2005	2006	2007	2008	2009
Fixed Charges
Interest expense on indebtedness	$58	$121	$306	$475	$196	$251
Estimated interest expense within rental expense	$—	$—	$—	$—	$—	$—

Total fixed charges	$58	$121	$306	$475	$196	$251

Earnings (loss)
Earnings (loss) before income taxes	$8,703	$(11,638)	$(19,088)	$(23,833)	$(24,841)	$(14,671)
Fixed charges per above	$58	$121	$306	$475	$196	$251

Total earnings (loss)	$8,750	$(11,517)	$(18,782)	$(23,357)	$(24,645)	$(14,420)

Ratio of earnings to fixed charges (2)	151.3	—	—	—	—	—

Coverage deficiency	$—	$(11,638)	$(19,088)	$(23,833)	$(24,841)	$(14,671)

(1)	On may 26, 2004, we adopted December as our new fiscal year effective December 31, 2004. Information in this column relates to the ten-month transition period ended December 31, 2004.
(2)	These ratios are calculated by dividing (a) earnings before income taxes plus fixed charges less preferred dividend requirements by (b) fixed charges. Fixed charges include interest expense, the portion of interest expense we deem to be representative of interest, and preferred stock dividend requirements. As of the date of this prospectus, we had 1,906,413 shares of preferred stock outstanding, 1,906,400 of which were designated as Series D Convertible Preferred Stock and 13 of which were designated as Series E Convertible Preferred stock. The holders of the shares of Series D or Series E Convertible Preferred Stock are not entitled to receive any dividends. Accordingly, the ratio of earnings to fixed charges is equal to the ratio of earnings to fixed charges and preferred dividends for each of the periods.